===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

            Philip Morris Incorporated Deferred Profit-Sharing Plan
                              for Craft Employees

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                               TABLE OF CONTENTS

                                                                 PAGE(S)
                                                                 -------
REPORT OF INDEPENDENT ACCOUNTANTS................................      3

FINANCIAL STATEMENTS:
  Statements of Financial Condition as of December 31,
    1994 and 1993................................................    4-5
  Statements of Income and Changes in Plan Equity for
    the years ended December 31, 1994, 1993 and 1992.............    6-8
  Notes to Financial Statements..................................   9-19

SIGNATURES.......................................................     20

SCHEDULES:
  Schedule I - Investments as of December 31, 1994...............  S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

EXHIBITS:
    23. Consent of Independent Accountants.

                      REPORT OF INDEPENDENT ACCOUNTANTS


To: The Corporate Employee Plans Investment
    Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
    Philip Morris Companies Inc., the Philip Morris
    Management Committee for Employee Benefits, the Administrator and all Participants as a group
    (but not individually) of the Philip Morris Incorporated
    Deferred Profit-Sharing Plan for Craft Employees:


    We have audited the accompanying statements of financial condition of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994 and the schedule of investments as of December 31, 1994.
These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. (or its delegate). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1994 and 1993, and the income and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                           COOPERS & LYBRAND L.L.P.

New York, New York
March 20, 1995

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                     -----

                                                     U.S.
                              EQUITY   INTEREST   GOVERNMENT                  PARTICIPANTS'
                              INDEX     INCOME    OBLIGATIONS  PHILIP MORRIS       LOAN
                               FUND      FUND        FUND        STOCK FUND      ACCOUNT       TOTAL
                             --------  ---------  -----------  -------------  --------------  --------
ASSETS:
 Allocated share of
   Trust net assets          $38,142    $70,749       $3,915        $52,328          $4,578   $169,712
 Employer contributions
   receivable                  2,054      3,853        1,085          3,281                     10,273
 Employee contributions
   receivable                     64        120            4            105                        293
 Interfund receivables
   (payables)                   (161)      (437)                        598                          -
 Participants' loan
   repayments receivables
   (payables)                     27         44           15             38            (124)         -
                             -------    -------       ------        -------          ------   --------
    Total assets              40,126     74,329        5,019         56,350           4,454    180,278
                             -------    -------       ------        -------          ------   --------

LIABILITIES:
 Distributions and
   withdrawals payable            34        184                           7                        225
 Undistributed
   participants' loans            64         10                          40            (114)         -
                             -------    -------       ------        -------          ------   --------
    Total liabilities             98        194            -             47            (114)       225
                             -------    -------       ------        -------          ------   --------
    Plan equity              $40,028    $74,135       $5,019        $56,303          $4,568   $180,053
                             =======    =======       ======        =======          ======   ========


   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                     -----

                                                     U.S.
                              EQUITY   INTEREST   GOVERNMENT                  PARTICIPANTS'
                              INDEX     INCOME    OBLIGATIONS  PHILIP MORRIS       LOAN
                               FUND      FUND        FUND        STOCK FUND      ACCOUNT       TOTAL
                             --------  ---------  -----------  -------------  --------------  --------
ASSETS:
 Allocated share of
   Trust net assets          $37,568    $64,004       $3,146        $48,803          $4,253   $157,774
 Employer contributions
   receivable                  2,135      3,659        1,204          3,227                     10,225
 Employee contributions
   receivable                     49         87            5             85                        226
 Interfund receivables
   (payables)                    (36)       917          (74)          (807)                         -
 Participants' loan
   repayments receivables
   (payables)                     28         50           15             42            (135)         -
                             -------    -------       ------        -------          ------   --------
    Total assets              39,744     68,717        4,296         51,350           4,118    168,225
                             -------    -------       ------        -------          ------   --------

LIABILITIES:
 Distributions and
   withdrawals payable            63        343            9             46                        461
 Undistributed
   participants' loans            16          2                          58             (76)         -
                             -------    -------       ------        -------          ------   --------
    Total liabilities             79        345            9            104             (76)       461
                             -------    -------       ------        -------          ------   --------
    Plan equity              $39,665    $68,372       $4,287        $51,246          $4,194   $167,764
                             =======    =======       ======        =======          ======   ========


   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                     -----

                                                          U.S.
                                  EQUITY   INTEREST    GOVERNMENT                   PARTICIPANTS'
                                  INDEX     INCOME    OBLIGATIONS   PHILIP MORRIS        LOAN
                                   FUND      FUND         FUND        STOCK FUND       ACCOUNT        TOTAL
                                 --------  ---------  ------------  --------------  --------------  ---------
ADDITIONS:
 Employer contributions          $ 2,055    $ 3,856        $1,085         $ 3,282                   $ 10,278
 Employee contributions              622      1,087            46             950                      2,705
 Allocated share of Trust
   investment activities:
    Interest income                           4,825           160              18         $   273      5,276
    Dividend income                    3                                    2,677                      2,680
    Net appreciation
     (depreciation) in
     fair value of
     investments                     619                      (64)          1,278                      1,833
                                 -------    -------        ------         -------         -------   --------
                                     622      4,825            96           3,973             273      9,789
                                 -------    -------        ------         -------         -------   --------
    Total additions                3,299      9,768         1,227           8,205             273     22,772
                                 -------    -------        ------         -------         -------   --------

DEDUCTIONS:
 Distributions and
   withdrawals                    (1,642)    (6,016)         (261)         (2,656)           (139)   (10,714)
 General and administrative
   expenses                          (19)       (42)           (7)            (20)                       (88)
                                 -------    -------        ------         -------         -------   --------
    Total deductions              (1,661)    (6,058)         (268)         (2,676)           (139)   (10,802)
                                 -------    -------        ------         -------         -------   --------
Net transfers among funds         (1,128)     1,882          (343)           (411)                         -
Net transfers between plans            3        248            (5)             66               7        319
Participants' loans                 (500)      (686)          (78)           (601)          1,865          -
Participants' loan repayments        350        609           199             474          (1,632)         -
                                 -------    -------        ------         -------         -------   --------
    Net additions                    363      5,763           732           5,057             374     12,289

PLAN EQUITY:
 Beginning of year                39,665     68,372         4,287          51,246           4,194    167,764
                                 -------    -------        ------         -------         -------   --------
 End of year                     $40,028    $74,135        $5,019         $56,303         $ 4,568   $180,053
                                 =======    =======        ======         =======         =======   ========

   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                     -----

                                                          U.S.
                                  EQUITY   INTEREST    GOVERNMENT                   PARTICIPANTS'
                                  INDEX     INCOME    OBLIGATIONS   PHILIP MORRIS        LOAN
                                   FUND      FUND         FUND        STOCK FUND       ACCOUNT        TOTAL
                                 --------  ---------  ------------  --------------  --------------  ---------
ADDITIONS:
 Employer contributions          $ 2,206    $ 3,790        $1,112         $ 3,202                   $ 10,310
 Employee contributions              503        844            52           1,036                      2,435
 Allocated share of Trust
   investment activities:
    Interest income                    1      4,345           114              10         $   295      4,765
    Dividend income                                                         2,394                      2,394
    Net (depreciation)
     appreciation in
     fair value of
     investments                   3,484                       (2)        (19,628)                   (16,146)
                                 -------    -------        ------         -------         -------   --------
                                   3,485      4,345           112         (17,224)            295     (8,987)
                                 -------    -------        ------         -------         -------   --------

    Total additions                6,194      8,979         1,276         (12,986)            295      3,758
                                 -------    -------        ------         -------         -------   --------

DEDUCTIONS:
 Distributions and
   withdrawals                    (1,004)    (3,815)          (18)         (1,273)           (102)    (6,212)
 General and administrative
   expenses                          (16)       (37)           (5)            (17)                       (75)
                                 -------    -------        ------         -------         -------   --------
    Total deductions              (1,020)    (3,852)          (23)         (1,290)           (102)    (6,287)
                                 -------    -------        ------         -------         -------   --------

Net transfers among funds           (286)     7,520          (680)         (6,554)                         -
Net transfers between plans          640        384            68             528              58      1,678
Participants' loans                 (510)      (520)          (35)           (739)          1,804          -
Participants' loan repayments        302        579           197             580          (1,658)         -
                                 -------    -------        ------         -------         -------   --------

    Net (deductions)
     additions                     5,320     13,090           803         (20,461)            397       (851)

PLAN EQUITY:
 Beginning of year                34,345     55,282         3,484          71,707           3,797    168,615
                                 -------    -------        ------         -------         -------   --------
 End of year                     $39,665    $68,372        $4,287         $51,246         $ 4,194   $167,764
                                 =======    =======        ======         =======         =======   ========


   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                           (IN THOUSANDS OF DOLLARS)

                                     -----

                                                           U.S.
                                  EQUITY    INTEREST    GOVERNMENT                   PARTICIPANTS'
                                   INDEX     INCOME    OBLIGATIONS   PHILIP MORRIS        LOAN
                                   FUND       FUND         FUND        STOCK FUND       ACCOUNT        TOTAL
                                 ---------  ---------  ------------  --------------  --------------  ---------
ADDITIONS:
 Employer contributions          $  1,950    $ 3,390        $1,432         $ 4,812                   $ 11,584
 Employee contributions               628        949            49           1,340                      2,966
 Allocated share of Trust
   investment activities:
    Interest income                     1      4,014            56              21         $   320      4,412
    Dividend income                                                          1,968                      1,968
    Net appreciation
     (depreciation) in
     fair value of
     investments                    2,422                       (3)         (1,874)                       545
                                 --------    -------        ------         -------         -------   --------
                                    2,423      4,014            53             115             320      6,925
                                 --------    -------        ------         -------         -------   --------
    Total additions                 5,001      8,353         1,534           6,267             320     21,475
                                 --------    -------        ------         -------         -------   --------

DEDUCTIONS:
 Distributions and
   withdrawals                       (410)    (3,496)           (1)         (1,046)           (153)    (5,106)
 General and administrative
   expenses                           (15)       (39)           (2)            (14)                       (70)
                                 --------    -------        ------         -------         -------   --------
     Total deductions                (425)    (3,535)           (3)         (1,060)           (153)    (5,176)
                                 --------    -------        ------         -------         -------   --------

Net transfers among funds         (10,120)    (3,774)          782          13,112                          -
Net transfers between plans            76        428                           170              24        698
Participants' loans                  (559)      (405)           (4)           (578)          1,546          -
Participants' loan repayments         295        520           128             566          (1,509)         -
                                 --------    -------        ------         -------         -------   --------

    Net additions
     (deductions)                  (5,732)     1,587         2,437          18,477             228     16,997

PLAN EQUITY:
 Beginning of year                 40,077     53,695         1,047          53,230           3,569    151,618
                                 --------    -------        ------         -------         -------   --------
 End of year                     $ 34,345    $55,282        $3,484         $71,707         $ 3,797   $168,615
                                 ========    =======        ======         =======         =======   ========


   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS

1. GENERAL DESCRIPTION OF THE PLAN:

   The Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris Incorporated ("Philip Morris"), represented by the International Association of Machinists and Aerospace Workers and other unions. Philip Morris is a subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner.

   Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire and become eligible for the Philip Morris contribution (the "Contribution") upon completion of twenty-four months of accredited service. Each year, Philip Morris makes the Contribution to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee"), a Management Committee for Employee Benefits (the "Management Committee") comprised of certain members of the Committee, and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Management Committee, the Administrator and the Investment Committee, are hereinafter collectively referred to as the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

   Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "Tobacco Workers Plan") and the assets of the Philip Morris Deferred Profit-Sharing Plan (the "DPS Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") (see Note 7).

   Participants have the option of investing their Plan Accounts (see Note 4) in 10% increments in four funds:

        EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

        INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

        invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

        U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

        PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

   None of the foregoing funds guarantees a return to the participant. Prior to June 1, 1994, participants could change their investment elections three times during each calendar year. Effective June 1, 1994, participants can change their investment elections once each month.

   Any Contribution and participant contributions made to an Account established on and after April 1, 1992 for which no investment direction has been given are invested in the U.S. Government Obligations Fund. In all other cases, participant contributions made to an Account prior to April 1, 1992, for which no investment direction was given by the participant are invested in the Equity Index Fund.

   Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1994 and 1993, there were 1,315 and 1,362 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                DECEMBER 31,
                                               --------------
                                                1994    1993
                                               ------  ------
      Equity Index Fund                          681     679
      Interest Income Fund                       807     799
      U.S. Government Obligations Fund           172     177
      Philip Morris Stock Fund                 1,148   1,204

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

   Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include a Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   VALUATION OF TRUST INVESTMENTS:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

      Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

   INVESTMENT TRANSACTIONS AND INVESTMENT INCOME OF THE TRUST:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation of investments held at year-end (see Note 8).

3. CONTRIBUTIONS:

   The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by Philip Morris.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

   For the year ended December 31, 1994, the Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated for participants in the DPS Plan and the Tobacco Workers Plan and (2) fifteen percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The Contribution to the Plan and contributions to the DPS Plan and the Tobacco Workers Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provision for deferred profit-sharing and incentive compensation plans.

   Operating Profit is defined as the earnings of Philip Morris, before cumulative effect of any accounting changes, discontinued operations and extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, minority interest, unallocated corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the DPS Plan and the Tobacco Workers Plan and contributions to any incentive compensation plan.

   For the years ended December 31, 1993 and 1992, the Contribution was an amount equal to the lesser of (1) three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans, less the amounts allocated for participants in the DPS Plan and the Tobacco Workers Plan and (2) fifteen percent of the aggregate participant compensation as defined by the Plan.

   No contribution is required from any participant under the Plan.
   Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may, subject to certain statutory limits, make a lump sum contribution which may not exceed the maximum amount of personal after-tax contributions permitted for all calendar years after January 1, 1971 in which he or she was a participant, less the aggregate of all of such contributions previously made. The percentage of compensation available for these contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1994, each participant's before-tax contribution was limited to $9,240; for 1995, each participant's before-tax contribution will again be limited to $9,240, with a limitation in each year of eight percent of compensation on the total amount of before-tax and after-tax contributions.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

   While Philip Morris has not expressed any intent to discontinue making the Contribution, it is free to do so at any time. The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. VALUATION OF PARTICIPANT ACCOUNTS:

   The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                      Source
     -------                      ------
     Company Account              Contributions

     Personal Before-Tax Account  Before-tax contributions

     Personal After-Tax Account   After-tax contributions

     Rollover Account             Amounts transferred, directly or indirectly,
                                  from another plan qualified under
                                  Section 401(a) of the Code

     PAYSOP Account               The account balance transferred from the
                                  Philip Morris Union Employees' Stock
                                  Ownership Plan

     Loan Account                 Outstanding loans obtained from the Plan

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each fund.

5. WITHDRAWALS AND DISTRIBUTIONS:

   Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

   All withdrawals by participants are subject to approval of the Committee (or other administrator of the Plan acting pursuant to the Committee's delegated authority) and will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)

   Only 50% of a participant's Company Account as of December 31, 1988 is available for hardship withdrawals as defined by the Plan. Any withdrawal will reduce the amount for future withdrawals. The portion of a Company Account eligible for withdrawal will be unavailable if it serves as collateral for an outstanding loan.

   Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. PARTICIPANTS' LOANS:

   The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by Philip Morris from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. INVESTMENTS HELD BY THE TRUST:

   In 1994 and 1993, $319 and $1,678 were transferred into the Plan, net of transfers out of the Plan, respectively, from the DPS Plan and the Tobacco Workers Plan as a result of employees being transferred between hourly and salaried status or between the International Association of Machinists and Aerospace Workers and other unions and the Bakery, Confectionery and Tobacco Workers Union.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1994 and 1993, were:

                                                      1994       1993
                                                     -----      -----
     Trust                                              8%         7%

     Equity Index Fund                                  6%         6%
     Interest Income Fund                               8%         8%
     U.S. Government Obligations Fund                   5%         5%
     Philip Morris Stock Fund                           9%         8%
     Participants' Loan Account                         4%         4%

   The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1994, 1993 and 1992, was 8%, 8% and 7%, respectively.

   Taxes and fees incurred by the Trust and most of the costs of administering the Plan and Trust paid to third parties are paid by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1994 and 1993, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:


                                                      1994       1993
                                                     -----      -----
     Equity Index Fund                               0.05%      0.04%
     Interest Income Fund                            0.06%      0.06%
     U.S. Government Obligations Fund                0.15%      0.13%
     Philip Morris Stock Fund                        0.04%      0.04%

   Investments that represented five percent or more of total Trust assets as of December 31, 1994 and 1993, were:

                                                    1994       1993
                                                  --------   --------
     Philip Morris Stock Fund
       Common Stock                               $575,890   $583,717
     GEBT Equity Index Fund                       $599,219   $611,007
     Massachusetts Mutual Life Insurance Co.      $121,809   $114,812
     Commonwealth Life Insurance Co.              $142,303          -

   The GEBT Equity Index Fund currently includes Common Stock.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)


   At December 31, 1994 and 1993, the financial position of the Trust was:

                                            1994        1993
                                         ----------  ----------
Assets:
 Investments at fair value:
   Equity Index Fund:
     GEBT Equity Index Fund
       (cost $589,262 and $378,818)      $  599,219  $  611,007
     Short-term temporary investments
       (cost approximates fair value)           552       1,632
   Interest Income Fund:
     Investment contracts
       (cost approximates fair value)       865,384     814,023
     Short-term temporary investments
       (cost approximates fair value)        13,432      11,879
   U.S. Government Obligations Fund:
     Federal agency obligations
       (cost $6,669 and $12,240)              6,582      12,290
     Government securities
       (cost $57,299 and $40,047)            56,632      40,050
     Corporate obligations
       (cost $1,636)                              -       1,660
     Short-term temporary investments
       (cost approximates fair value)        10,326      13,240
   Philip Morris Stock Fund:
     Common stock
       (cost $388,051 and $391,987)         575,890     583,717
     Short-term temporary investments
       (cost approximates fair value)         4,240       1,012
   Participants' Loan Account:
     Loans to participants                  102,894     106,306
                                         ----------  ----------
       Total investments                  2,235,151   2,196,816
 Receivables:
   Interest income                            1,469       1,071
   Dividend income                            8,267       6,898
                                         ----------  ----------
       Total assets                       2,244,887   2,204,785

Liabilities:
   Other payables                               107         363
                                         ----------  ----------
       Net assets                        $2,244,780  $2,204,422
                                         ==========  ==========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                (IN THOUSANDS OF DOLLARS, EXCEPT PER UNIT DATA)
                                  (CONTINUED)

   The changes in the Trust net assets for the years ended December 31, 1994, 1993 and 1992, were:


                                                    1994         1993         1992
                                                 -----------  -----------  -----------
      Additions:
        Employer contributions                   $  156,080   $  169,173   $  164,444
        Employee contributions                       29,484       30,289       31,496

      Investment activities:
        Interest                                     63,760       60,694       54,772
        Dividends                                    31,039       30,052       27,537
        Interest on participant loans                 6,379        7,199        7,586
                                                 ----------   ----------   ----------
                                                    101,178       97,945       89,895
      Net appreciation (depreciation)
        in fair value of investments                 22,530     (203,526)      11,303
                                                 ----------   ----------   ----------
          Net investment activities                 123,708     (105,581)     101,198

      Deductions:
        Distributions and withdrawals              (267,720)    (217,387)     (82,158)
        General and administrative
          expenses                                   (1,194)      (1,106)      (1,060)
                                                 ----------   ----------   ----------
      Increase (decrease) in Trust net assets        40,358     (124,612)     213,920
      Net assets:
        Beginning of year                         2,204,422    2,329,034    2,115,114
                                                 ----------   ----------   ----------
        End of year                              $2,244,780   $2,204,422   $2,329,034
                                                 ==========   ==========   ==========

   The number of employee participation units and the net asset value per unit for the funds at December 31, 1994 and 1993, were:

                                                 U.S.
                           EQUITY   INTEREST  GOVERNMENT                  PARTICIPANTS'
                           INDEX     INCOME   OBLIGATIONS  PHILIP MORRIS      LOAN
                            FUND      FUND       FUND       STOCK FUND       ACCOUNT       TOTAL
                          --------  --------  -----------  -------------  -------------  ----------
1994:
 Net assets               $599,746  $878,797      $74,339       $588,459       $103,439  $2,244,780
 Number of
   participation units     143,186   291,597       32,217        163,839
 Net asset value per
   unit                    $4.1886   $3.0137      $2.3074        $3.5917


1993:
 Net assets               $612,574  $825,882      $67,656       $591,415       $106,895  $2,204,422
 Number of
   participation units     146,575   293,146       29,406        175,318
 Net asset value per
   unit                    $4.1793   $2.8173      $2.3008        $3.3734

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)


8. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF TRUST INVESTMENTS:

   The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1994, 1993 and 1992, were:

                                            U.S.
                              EQUITY     GOVERNMENT
                              INDEX     OBLIGATIONS   PHILIP MORRIS
                               FUND         FUND        STOCK FUND       TOTAL
                            ----------  ------------  --------------  -----------
1994
- ----
Realized gains (losses):
  Proceeds                   $712,663      $195,232        $161,885   $1,069,780
  Cost                        481,914       195,625         142,757      820,296
                             --------      --------        --------   ----------
   Net realized gains
     (losses)                 230,749          (393)         19,128      249,484
                             --------      --------        --------   ----------
Unrealized appreciation
  (depreciation):
  Beginning of year           232,189            78         191,729      423,996
  End of year                   9,957          (753)        187,838      197,042
                             --------      --------        --------   ----------
   (Decrease)                (222,232)         (831)         (3,891)    (226,954)
                             --------      --------        --------   ----------
Net appreciation
  (depreciation) in fair
  value of investments       $  8,517     ($  1,224)       $ 15,237   $   22,530
                             ========      ========        ========   ==========

1993
- ----
Realized gains:
  Proceeds                   $120,081      $465,701        $256,282   $  842,064
  Cost                         87,110       465,217         216,219      768,546
                             --------      --------        --------   ----------
   Net realized gains          32,971           484          40,063       73,518
                             --------      --------        --------   ----------
Unrealized appreciation:
  Beginning of year           205,950           554         494,536      701,040
  End of year                 232,189            78         191,729      423,996
                             --------      --------        --------   ----------
   (Decrease) increase         26,239          (476)       (302,807)    (277,044)
                             --------      --------        --------   ----------
Net (depreciation)
  appreciation in fair
  value of investments       $ 59,210      $      8       ($262,744) ($  203,526)
                             ========      ========        ========   ==========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONCLUDED)

                                            U.S.
                              EQUITY     GOVERNMENT
                              INDEX     OBLIGATIONS   PHILIP MORRIS
                               FUND         FUND        STOCK FUND       TOTAL
                            ----------  ------------  --------------  -----------
1992
- ----
Realized gains:
  Proceeds                   $169,470       $97,959        $232,729     $500,158
  Cost                        141,824        97,889         216,234      455,947
                             --------       -------        --------     --------
   Net realized gains          27,646            70          16,495       44,211
                             --------       -------        --------     --------

Unrealized appreciation:
  Beginning of year           191,418           433         542,097      733,948
  End of year                 205,950           554         494,536      701,040
                             --------       -------        --------     --------
   (Decrease) increase         14,532           121         (47,561)     (32,908)
                             --------       -------        --------     --------

Net appreciation
  (depreciation) in fair
  value of investments       $ 42,178       $   191       ($ 31,066)    $ 11,303
                             ========       =======        ========     ========

9. TAX STATUS:

   The U.S. Treasury Department has determined that the Tobacco Workers Plan, as amended and in effect as of January 1, 1988, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Tobacco Workers Plan has been amended several times since that date. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Tobacco Workers Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Tobacco Workers Plan continues to be administered in accordance with the applicable provisions of the Code.

   The Plan is identical in all material respects to the Tobacco Workers Plan. The Plan was recently submitted to the Internal Revenue Service for a determination that the Plan and the related Trust meet the requirements of
   Section 401(a) of the Code and that the related Trust is exempt from Federal income taxes under the provisions of Section 501(a) of the Code.

   Participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by Philip Morris, nor on earnings credited to their Accounts until withdrawn or distributed.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                  PHILIP MORRIS INCORPORATED
                                 DEFERRED PROFIT-SHARING PLAN
                                      FOR CRAFT EMPLOYEES
                                        (Name of Plan)



                             By         /s/ LARRY A. GATES
                               ------------------------------------
                                    Larry A. Gates, Chairman,
                               Corporate Employee Benefit Committee
                                 of Philip Morris Companies Inc.

Date:  April 26, 1995

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
EQUITY INDEX FUND  --  26.83%

GEBT Equity Index Fund  --  26.81%               596,952,542   $589,262,285  $599,219,171

SHORT-TERM INVESTMENTS  --  0.02%

GEBT Short-Term Investment Fund                      552,122        552,122       552,122
                                                               ------------  ------------

     TOTAL EQUITY INDEX FUND                                    589,814,407   599,771,293
                                                               ------------  ------------

PHILIP MORRIS STOCK FUND  --  25.96%

COMMON STOCK  --  25.77%

TOBACCO  --  25.77%

Philip Morris Companies Inc.                      10,015,471    388,050,974   575,889,582

SHORT-TERM INVESTMENTS  --  0.19%

GEBT Short-Term Investment Fund                    4,240,152      4,240,152     4,240,152
                                                               ------------  ------------

     TOTAL PHILIP MORRIS STOCK FUND                             392,291,126   580,129,734
                                                               ------------  ------------

INTEREST INCOME FUND  --  39.32%

INVESTMENT CONTRACTS  --  38.72%

PARTICIPATION CONTRACTS WITH INSTITUTIONS  --  27.75%

Allstate Life Insurance Company
          No. GA-4603           9.18%
          matures              1/1/95              5,024,244      5,024,244     5,024,244
Prudential Asset Management Company
          No. 5880              9.42%
          matures             3/31/95              2,623,672      2,623,672     2,623,672
John Hancock Mutual Life Insurance
          Company No. 4688      8.54%
          matures            10/31/95              2,192,903      2,192,903     2,192,903
Metropolitan Life Insurance Company
          GAC No. 9893-9        9.32%
          matures             11/1/95             15,880,249     15,880,249    15,880,249
Massachusetts Mutual Life Insurance
          Company No.  6200     9.20%
          matures              3/1/96             17,053,415     17,053,415    17,053,415

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
PARTICIPATION CONTRACTS WITH INSTITUTIONS (CONTINUED)

CNA Insurance Company
          GP 35000-B            4.71%
          matures              3/8/96                271,799    $   271,799   $   271,799
Provident National Assurance Company
          No. 0270425303A       8.93%
          matures             3/15/96             35,135,404     35,135,404    35,135,404
Massachusetts Mutual Life Insurance
          Company No.  6280     9.55%
          matures             6/30/96             14,375,226     14,375,226    14,375,226
Prudential Insurance Company of America
          No. GA 5905-213       9.50%
          matures             8/31/96              3,941,452      3,941,452     3,941,452
New York Life Insurance Company
          No. GA-20012          6.25%
          matures             9/17/96             28,511,997     28,511,997    28,511,997
Massachusetts Mutual Life Insurance
          Company No. 10403     6.59%
          matures             9/30/96             90,380,223     90,380,223    90,380,223
John Hancock Mutual Life Insurance
          Company  No. 6435     6.95%
          matures             12/2/96             29,013,127     29,013,127    29,013,127
Prudential Asset Management Company
          No.  5905-215         9.19%
          matures            12/31/96             16,378,500     16,378,500    16,378,500
Prudential Asset Management Company
          No.  5905-211         8.29%
          matures              2/1/97              4,578,686      4,578,686     4,578,686
Bank of America
          No. SP1 212           9.47%
          matures             7/31/97             20,884,732     20,884,732    20,884,732
Hartford Life Insurance Company
          GA No. 9067           8.60%
          matures             9/30/97             34,609,601     34,609,601    34,609,601
Prudential Life Insurance Company
          No.  5905-216         9.45%
          matures             9/30/97             20,694,588     20,694,588    20,694,588
Commonwealth Life Insurance Company
          No. 00343 FR          8.68%
          matures             2/28/98             23,595,435     23,595,435    23,595,435
New York Life Insurance Company
          No. 06121             8.50%
          matures              3/1/98             46,766,426     46,766,426    46,766,426
Principal Mutual Life Insurance Company
          GAC No. 748-112       8.87%
          matures              5/1/98             62,181,303     62,181,303    62,181,303

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
PARTICIPATION CONTRACTS WITH INSTITUTIONS (CONTINUED)

Allstate Life Insurance Company
          No. GA-5421           6.47%
          matures              4/7/99             26,448,877    $26,448,877   $26,448,877
New York Life Insurance Company
          No. GA-06989          7.33%
          matures             7/31/99             23,773,758     23,773,758    23,773,758
Principal Mutual Life Insurance Company
          GAC No. 3-748-114     5.82%
          matures              9/6/99             31,831,814     31,831,814    31,831,814
Security Life of Denver
          No.  FA 0147          9.10%
          matures            12/31/99              3,437,343      3,437,343     3,437,343
Metropolitan Life Insurance Company
          No. 12861             5.60%             60,680,643     60,680,643    60,680,643
                                                               ------------  ------------

     TOTAL CONTRACTS                                            620,265,417   620,265,417
                                                               ------------  ------------

FINANCIAL INSTITUTION POOLS  --  10.97%

Provident Life & Accident
 GAC No. 63005580               5.45%
 GEBT Short-Term Investment Fund                                    389,243       389,243
 U. S. Treasury Note
    matures         3/31/96     5.13%                             4,356,218     4,356,218
 U. S. Treasury Note
    matures         6/30/96     6.00%                             2,163,331     2,163,331
 U. S. Treasury Note
    matures        11/30/98     5.13%                             3,537,250     3,537,250
 U. S. Treasury Note
    matures       8/15/2002     6.38%                             2,155,588     2,155,588
 Federal Home Loan Mtg. Corporation
    matures       9/15/2002     4.85%                             2,568,495     2,568,495
 Federal National Mortgage Association Remic
    matures       7/25/2003     5.40%                             2,685,483     2,685,483
 U. S. Treasury Note
    matures       8/15/2003     5.75%                               640,091       640,091
 Federal Home Loan Mtg. Corporation
    matures       9/15/2008     6.00%                             1,630,945     1,630,945
 Federal Home Loan Mtg. Corporation
    matures       11/1/2008     6.00%                             2,389,981     2,389,981
 Federal National Mortgage Association Pool
    matures        7/1/2009     6.00%                             2,398,255     2,398,255
 Federal National Mortgage Association
    matures       9/25/2019     5.50%                             2,449,935     2,449,935

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

Provident Life & Accident Contract (continued)
 Federal National Mortgage Association
    matures       8/25/2023     3.00%                           $ 2,296,384   $ 2,296,384
 Federal National Mortgage Association Pool
    matures        6/1/2024     6.50%                             2,374,298     2,374,298
                                                                -----------   -----------

Total Provident Life & Accident Contract                         32,035,497    32,035,497
                                                                -----------   -----------

National Westminster Bank
 No. SAM 0104A                  5.80%
 GEBT Short-Term Investment Fund                                    629,078       629,078
 Federal National Mortgage Association Remic
    matures       6/25/2005     6.25%                             1,790,003     1,790,003
 Federal Home Loan Mtg. Corporation
    matures       8/15/2005     6.25%                               891,669       891,669
 Federal National Mortgage Association
    matures       8/25/2005     6.00%                               386,440       386,440
 Federal Home Loan Mtg. Corporation
    matures       8/15/2008     6.50%                             2,517,005     2,517,005
 Federal National Mortgage Association Pool
    matures        5/1/2009     7.00%                             2,151,659     2,151,659
 Federal National Mortgage Association Pool
    matures        5/1/2009     6.50%                             2,148,622     2,148,622
 Federal Home Loan Mtg. Corporation Pool
    matures        6/1/2009     6.50%                             2,139,170     2,139,170
 Federal Home Loan Mtg. Corporation Pool
    matures        7/1/2009     7.00%                             2,239,435     2,239,435
 Federal Home Loan Mtg. Corporation Pool
    matures       4/15/2011     5.00%                             1,815,824     1,815,824
 Federal National Mortgage Association
    matures       8/25/2012     5.60%                             1,197,166     1,197,166
 Federal Home Loan Mtg. Corporation
    matures       8/25/2013     6.70%                             3,222,772     3,222,772
 Federal National Mortgage Association
    matures       9/25/2015     6.00%                             1,762,341     1,762,341
 Federal Home Loan Mtg. Corporation
    matures      12/15/2015     6.50%                             2,191,422     2,191,422
 Federal National Mortgage Association
    matures       6/25/2016     5.70%                             3,326,636     3,326,636
 Federal National Mortgage Association
    matures       7/25/2016     5.65%                             1,778,616     1,778,616
 Federal Home Loan Mtg. Corporation
    matures       1/15/2018     6.00%                             3,307,805     3,307,805
 Federal National Mortgage Association
    matures       6/15/2018     7.00%                               237,896       237,896

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

 National Westminster Bank Contract (continued)
 Federal National Mortgage Association
    matures       1/25/2020     7.00%                           $ 3,261,761   $ 3,261,761
 Government National Mortgage Association
    matures       5/15/2024     6.50%                             2,764,456     2,764,456
                                                                -----------   -----------

Total National Westminster Bank Contract                         39,759,776    39,759,776
                                                                -----------   -----------

Commonwealth Life Insurance Company
 No. ADA 00043 TR               6.02%
 GEBT Short-Term Investment Fund                                  3,954,649     3,954,649
 U. S. Treasury Note
    matures         6/30/96     6.00%                            10,701,245    10,701,245
 Standard Credit Card Master Trust
    matures          8/7/96     5.88%                             2,791,397     2,791,397
 U. S. Treasury Note
    matures        10/31/98     4.75%                             3,297,951     3,297,951
 MBNA Master Credit Card Trust
    matures         8/15/99     6.20%                             2,621,055     2,621,055
 Federal Home Loan Mtg. Corporation
    matures       8/15/2005     4.00%                             4,066,758     4,066,758
 U. S. Treasury Note
    matures       8/15/2003     5.75%                             2,830,193     2,830,193
 Federal National Mortgage Association
    matures        9/9/2003     5.97%                               264,248       264,248
 Federal Home Loan Mtg. Corporation
    matures      11/15/2003     5.50%                             5,090,285     5,090,285
 Federal Home Loan Mtg. Corporation
    matures       2/15/2005     6.65%                             5,127,953     5,127,953
 Federal National Mortgage Association Remic
    matures       5/25/2005     6.70%                             5,095,753     5,095,753
 Federal Home Loan Mtg. Corporation
    matures       8/15/2005     6.70%                             5,124,791     5,124,791
 Federal National Mortgage Association Remic
    matures       1/25/2006     7.00%                             3,536,863     3,536,863
 Federal Home Loan Mtg. Corporation
    matures       4/15/2006     6.75%                             5,789,369     5,789,369
 Federal National Mortgage Association Remic
    matures       4/25/2006     6.25%                             4,885,188     4,885,188
 Federal National Mortgage Association Remic
    matures       8/25/2006     6.00%                             4,690,954     4,690,954
 Federal Home Loan Mtg. Corporation Pool
    matures        7/1/2008     7.00%                             5,925,738     5,925,738
 Federal National Mortgage Association Pool
    matures        5/1/2009     7.00%                             7,775,187     7,775,187

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

Commonwealth Life Insurance Company (continued)
 Federal National Mortgage Association Remic
    matures      7/25/2011      5.50%                          $  7,690,750  $  7,690,750
 Federal Home Loan Mtg. Corporation
    matures      12/15/2011     5.25%                             5,258,286     5,258,286
 Federal Home Loan Mtg. Corporation
    matures       5/15/2014     5.40%                             5,125,581     5,125,581
 Federal Home Loan Mtg. Corporation
    matures      12/15/2018     6.00%                             2,454,000     2,454,000
 Federal National Mortgage Association Remic
    matures      12/25/2018     4.75%                             4,644,244     4,644,244
 Federal Home Loan Mtg. Corporation
    matures       1/25/2019     6.25%                             1,874,104     1,874,104
 Government National Mortgage Association Pool
    matures       5/15/2024     6.50%                             8,091,410     8,091,410
                                                               ------------  ------------

Total Commonwealth Life Insurance Company Contract              118,707,952   118,707,952
                                                               ------------  ------------

Peoples Life Insurance Company
 No.  106873                    6.30%
 GEBT Short-Term Investment Fund                                  1,282,409     1,282,409
 U. S. Treasury Note
    matures         2/15/97     4.75%                             4,578,431     4,578,431
 PRAT
    matures          5/2/98     6.45%                               576,003       576,003
 Federal Home Loan Mtg. Corporation Remic
    matures        12/15/98     5.50%                             1,817,908     1,817,908
 U. S. Treasury Note
    matures         2/28/99     5.50%                             4,022,458     4,022,458
 AMXMT
    matures       7/15/2001     5.38%                             1,052,070     1,052,070
 Federal Home Loan Mtg. Corporation Pool
    matures       11/1/2001     8.00%                               483,334       483,334
 Federal Home Loan Mtg. Corporation Remic
    matures       1/15/2002     4.75%                             1,821,671     1,821,671
 U. S. Treasury Note
    matures       8/15/2003     5.75%                             3,824,819     3,824,819
 Standard Credit Card Master Trust
    matures       11/7/2003     8.25%                               568,832       568,832
 U. S. Treasury Note
    matures       2/15/2004     5.88%                             4,266,221     4,266,221
 Federal National Mortgage Association Pool
    matures       11/1/2005     10.5%                             1,886,068     1,886,068
 Federal Home Loan Mtg. Corporation
    matures       2/15/2007     4.25%                             4,101,725     4,101,725

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

Peoples Life Insurance Company (continued)
 Federal Home Loan Mtg. Corporation Pool
    matures        5/1/2009         6.00%                      $  2,190,706  $  2,190,706
 Federal Home Loan Mtg. Corporation Pool
    matures        6/1/2009         6.50%                         3,026,862     3,026,862
 Federal National Mortgage Association Pool
    matures        7/1/2009         6.00%                         1,240,280     1,240,280
 Federal National Mortgage Association Pool
    matures        7/1/2009         7.00%                         1,262,313     1,262,313
 Federal Home Loan Mtg. Corporation
    matures      12/15/2010         5.25%                           917,798       917,798
 Federal National Mortgage Association
    matures       3/25/2012         5.00%                         1,321,825     1,321,825
 Federal Home Loan Mtg. Corporation Remic
    matures       1/15/2014         5.75%                         1,330,777     1,330,777
 Federal Home Loan Mtg. Corporation
    matures       1/15/2014         5.25%                         3,993,205     3,993,205
 Government National Mortgage Association
    matures       9/15/2019         9.00%                            83,944        83,944
 Federal National Mortgage Association
    matures      12/15/2019         6.00%                           415,959       415,959
 Government National Mortgage Association
    matures      12/15/2019         9.00%                           821,063       821,063
 Government National Mortgage Association
    matures       1/15/2020         9.00%                           242,463       242,463
 Government National Mortgage Association
    matures       6/15/2020         9.00%                           421,196       421,196
 Government National Mortgage Association
    matures       9/15/2020         9.00%                         2,096,619     2,096,619
 Government National Mortgage Association
    matures      10/20/2021         9.50%                         1,503,081     1,503,081
 Government National Mortgage Association
    matures       8/15/2022         9.00%                         1,209,366     1,209,366
 Government National Mortgage Association
    matures       5/15/2024         6.50%                         2,140,140     2,140,140
 Government National Mortgage Association
    matures       1/15/2025         9.00%                           115,392       115,392
                                                               ------------  ------------

Total Peoples Life Insurance Company Contract                    54,614,938    54,614,938
                                                               ------------  ------------

     TOTAL POOLS                                                245,118,163   245,118,163
                                                               ------------  ------------

TOTAL INVESTMENT CONTRACTS                                      865,383,580   865,383,580
                                                               ------------  ------------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B        COLUMN C        COLUMN D
            --------                          ---------------  --------------  --------------
                                                FACE AMOUNT         COST
                                                 OR NUMBER        BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS   INVESTMENTS      FAIR VALUE
- ---------------------------------             ---------------  --------------  --------------
SHORT-TERM INVESTMENTS  --  0.60%

GEBT Short-Term Investment Fund                    13,432,391  $   13,432,391  $   13,432,391
                                                               --------------  --------------

     TOTAL INTEREST INCOME FUND                                   878,815,971     878,815,971
                                                               --------------  --------------

U.S. GOVERNMENT OBLIGATIONS FUND  --  3.29%

GOVERNMENT SECURITIES  --  2.53%

United States Treasury Notes
    4.125%     due    5/31/95                      30,000,000      29,800,000      29,723,400
United States Treasury Notes
    4.125%     due    6/30/95                      10,000,000      10,046,875       9,882,800
United States Treasury Notes
    4.00%      due    1/31/96                       7,500,000       7,461,621       7,241,025
United States Treasury Notes
    6.00%      due    6/30/96                      10,000,000       9,990,625       9,784,400
                                                               --------------  --------------


     TOTAL GOVERNMENT SECURITIES                                   57,299,121      56,631,625
                                                               --------------  --------------

FEDERAL AGENCY OBLIGATIONS  --  0.30%

Federal Home Loan Mtg Corporation
    Multiclass Mtg Partn CTFS GTD
    SER 1304 CL 1304-F Var Rt 6/15/97               1,749,928       1,749,928       1,736,243
Student Loan Marketing Association
    Medium Term Note SER97 BB
    8.29%                    12/22/97               3,500,000       3,500,000       3,498,587
Federal Home Loan Mtg Corporation
    Multiclass Mtg Partn CTFS GTD
    SER 1296 CL 1296-I Var Rt 7/15/99               1,424,980       1,418,746       1,347,490
                                                               --------------  --------------

     TOTAL FEDERAL AGENCY OBLIGATIONS                               6,668,674       6,582,320
                                                               --------------  --------------

SHORT-TERM INVESTMENTS  --  0.46%

GEBT Short-Term Investment Fund                    10,325,806      10,325,806      10,325,806
                                                               --------------  --------------

     TOTAL U.S. GOVERNMENT OBLIGATIONS FUND                        74,293,601      73,539,751
                                                               --------------  --------------

PARTICIPANTS' LOAN ACCOUNT  --  4.60%

Participants' Loans                               102,894,433     102,894,433     102,894,433
                                                               --------------  --------------

     TOTAL INVESTMENTS                                         $2,038,109,538  $2,235,151,182
                                                               ==============  ==============

                                      S-8